SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Page

Conference Call in Portuguese

May  14, 2019

  14:30 PM (GMT)

13:30 PM (New York time)

18:30 PM (London time)

Phone: (11) 3137-8037

Conference Call in English

May 14, 2019

2:30 PM (GMT)

1:30 PM (New York time)

6:30 PM (London time)

Phones: (11) 3137-8037

              (+1) 786 837 9597 (USA)

              (+44) 20 3318 3776 (London)

Contact RI:

Ombudsman-ri@eletrobras.com

www.eletrobras.com.br/ri

Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations

Paula Prado Rodrigues Couto

Capital Market Department

Bruna Reis Arantes

Fernando D'Angelo Machado

Luiz Gustavo Braga Parente

Maria Isabel Brum de A. Souza

Mariana Lera de Almeida Cardoso

Interns

Flávia Alessandra Barbosa Bezerra

Juliana C. M. Cardelli de Oliveira

Introduction	03
I. Analysis of the Consolidated Result	04
II. Analysis of the Parent Company's Result	12
III. General information	14
IV. Anexos: 1. Controlled Financial Information 2. Controlled Financial Analysis 3. Controlled Operational Information and SPEs

The Investors Report - Appendices I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website

Rio de Janeiro, May 13,2019 - A Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO e XELTB], the largest company in the Latin American electricity sector, operating in the generation, transmission and commercialization segment, controlling company of 9 subsidiaries, a holding company - Eletropar -, a research center - Cepel and holding 50% of Itaipu Binacional and the direct control of 6 Special Purpose Companies, announces its results for the period.

In the first quarter of 2019 (1Q19), Eletrobras posted a net income of R$ 1,347 million, 178% higher than the net income of R$ 484 million obtained in the first quarter of 2018 (1Q18). Profit for 1Q19 is comprised of Net Income from continuing operations of R$ 1,570 million and Net Loss of R$ 223 million related to discontinued operations (distribution).

Net Operating Revenue grew by 6%, from R$ 6,084 million in 1Q18 to R$ 6.452 million in 1Q19. EBITDA increased by 15%, from R$ 2,544 million in 1Q18 to R$ 2,937 million in 1Q19.

Managerial Net Operating Revenue increased 5%, from R$ 6,080 million in 1Q18 to R$ 6,356 million in 1Q19. Ebtida proforma decreased 6%, from R$ 3,252 million in 1Q18 to R$ 3,073 million in 1Q19, influenced by the lower result of equity investments.

The highlights of 1Q19 are presented below:

1Q19 HIGHLIGHTS

»Net Operating Revenue of R$ 6,452 million, influenced by RBSE of R$ 1.1 billion; GAG improvement of R$ 250 million and early supply of CCEAR of Amazonas GT;

»EBITDA in the amount of R$ 2,937 million and Managerial EBITDA in the amount of R$ 3,073 million in 1Q19;

»Net Debt / Management EBITDA at 03/31/2019 = 2.2

»Gains from the sale by Chesf of the SPEs of the Senta Sé I, II and III Wind Complexes in the amount of R$ 183 million;

»Impact on the result of R$ 170 million related to the provision for the Consensus Dismissal Plan (PDC) in 2019;

»Provisions for Contingencies in the amount of R$ 293 million, with emphasis on the provision related to the compulsory loan of R$ 220 million;

»Reversal of Onerous Contract of R$ 95 million;

»Provision Aneel CCC in the amount of R$ 65 million;

»Adjustment to fair value of RBSE lower by R$ 150 million due to NTN-B variation, with impact on the financial result;

»Net income from discontinued operations (distributors) of R$ 223 million, of which R$ 1,176 million was the loss of Amazonas D, partially offset by the R$ 94 million profit from Ceal and the result of the sale of Ceal from R$ 859 million.

R$ Million

	1Q19	1Q18%
Energy Sold - Generation GWh (1)	17.2	17,0	1.2%
Gross Revenue	7,917	7,240	9%
Managerial Gross Revenue (2)	7,821	7,235	8%
Net operating revenue	6,452	6,084	6%
Managerial Net Operating Revenue (2)	6,356	6,080	5%
EBITDA	2,937	2,544	15%
EBITDA Managerial (3)	3,073	3,252	-6%
Net Income from Continuing Operations	1,570	2,394	-34%
Net Profit	1,347	484	178%
Investiments	501	876	-43%

(1) Does not consider the energy allocated for quotas, from the plants renewed by Law 12.783 / 2013; (2) Adjustments referring to change of methodology by IFRS 15 in the accounting of Proinfa; (3) Excludes item (2) and Extraordinary Retirement Plan (SAP), Consensual Dismissal Plan (PDC), expenses with independent research, research findings, reimbursement to Enel by TUSD Eletronuclear, provisions for contingency, onerous contracts, Impairment , Provision for losses on investments, Provision for Losses on Investments classified as held for sale, Provisions for adjustment to market value, Provision relative to the rate of inspection of water resources (TFRH), Provision ANEEL CCC; (4) Excludes item (3) and monetary restatement for compulsory and IRPF provision for RBSE.

ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

DRE	1Q19	1Q18
Generation Revenue	5,622	4,524
Transmission Revenue	2,061	2,564
Other Recipes	234	152
Gross Revenue	7,917	7,240
Deductions from Revenue	-1,465	-1,155
Net Operating Revenue	6,452	6,084
Operational costs	-1,289	-1,101
Personal, Material, Services and Others	-2,046	-2,259
Depreciation and amortization	-428	-417
Operational Provisions	-523	-586
	2,166	1,721
Shareholdings	343	405
	2,509	2,126
Financial Result	-322	1,023
Income Before Tax	2,187	3,150
Income tax and social contribution	-617	-756
Net Income From Continuing Operations	1,570	2,394
Net Loss on Taxes of Discontinued Operations	-223	-1,910
Net Income	1,347	484

DRE Managerial*	1Q19	1Q18
Generation Revenue Managerial	5,618	4,519
Transmission Revenue Managerial	2,061	2,564
Other Recipes Managerial	142	152
Gross Revenue Managerial	7,821	7,235
Deductions from Revenue	-1,465	-1,155
Net Operating Revenue Managerial	6,356	6,080
Operational costs Managerial	-1,286	-1,096
Personal, Material, Services and Others Managerial	-1,864	-1,971
Depreciation and amortization	-428	-417
Operational Provisions Managerial	-294	-165
	2,485	2,430
Shareholdings Managerial	160	405
	2,645	2,835
Financial Result Managerial	-194	84
Managerial income before tax	2,451	2,919
Income tax and social contribution	-617	-756
Managerial net income	1,834	2,163

* Adjustments referring to change of methodology by IFRS 15 in accounting for Proinfa; expenses with independent research, Impairment, onerous contracts, reimbursement to Enel for TUSD Eletronuclear, provisions for contingencies, provision for losses on investments, Provision for losses on investments classified as held for sale, provisions for adjustment to market value, (TFRH), ANEEL CCC Provision, Disposal of CELG D, impact of agreement with Eletropaulo, monetary restatement of compulsory loans, Extraordinary Retirement Plan (SAP), Consensus Dismissal Plan (PDC), Reversal of Provision GSF, Provision of Pará Rate relative to Eletronorte and provision for IRPJ / CSLL related to RBSE.

I.1 Main variations of DRE

Variations of the DRE (2018 x 2017)

1Q19 recorded a variation of 178% in relation to 1Q18, with a net income of R$ 1,347 Million in 1Q19, compared to a net profit of R$ 1,484 Million in 1HQ18, especially due to the following factors .

Receitas Operacionais

Generation Revenue	1Q19	1Q18%		Variation
Supply of energy for distribution companies	3,798	2,930	29.6

The variation was mainly due to: (i) revenues from the independent producers PIES and four gas plants that were received from Amazonas Distribuidora after the unbundling took place in December 2018 and the supply of CCEAR by Amazonas GT began.

Supply of energy for final consumers	561	520	7.8

This variation was mainly due to the following reasons: (i) in the subsidiary Furnas, resulting from the readjustment of 3.73% of existing contracts as provided for in Law 13182/15 and an increase of R $ 24 million in new contracts in effect due to auctions held in compliance with said law; in the subsidiary Chesf, readjustment of the contracts with industrial consumers served by Sobradinho UHE.

CCEE (short term)	365	449	-18.8

The variation is mainly due to the following reason: (i) In the subsidiary Eletronorte, despite a positive change of 4% in the amount of energy settled, there was a reduction in revenue due to the decrease in the price of energy settled at CCEE (1Q19 R $ 89, 96 / MWh and 1Q18 R $ 179.65 / MWh);

Operating and Maintenance Revenue - Renewable Power Plants by Law 12,783	841	533	57.7

The variation is mainly due to the following reasons: (i) Annual update published through ANEEL Resolution 2421; (ii) Review of the GAG calculation methodology for the 2018-2019 cycle, with an increase in the value of total GAG with recognition of GAG improvement of R$ 250 million;

Construction Revenue	4	4	-14.4	The reduction reflects the lower level of investment made in 2019. It has an equivalent amount in construction expenses and, therefore, no effect on results.
Transfer Itaipu (see II.3.a)	54	87	-38.0

The variation was mainly due to the variation of the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price and Industrial goods price indices is affected, as well as the recognition of the interministerial ordinance that determines the revenues of Itaipu.

TOTAL GENERATION REVENUES	5,622	4,524	24.3	The variation was mainly due to the factors explained above.
(-) Construction/Proinfa	-4	-4	-14.4
GENERATION REVENUES MANAGERIAL	5,618	4,519	24.3	The variation was mainly due to the factors explained above.

Transmission Revenues	1Q19	1Q18%		Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	643	842	-23.6

The variation is mainly due to the following reason: (i) In the subsidiary Eletronorte, revenues in the revolving revenue decreased by R $ 27 million, mainly due to the reduction in the homologated revenue of the 2018/2019 cycle in relation to the cycle 2017/2018, in view of the application of Ordinance MME 120/2016; (ii) in the subsidiary Eletrosul, the calculation adjustment portion for the 2017/2018 cycle was calculated with the total annual discount of R $ 26.2 million, while for the 2018/2019 cycle the annual discount of R $ 60 , 6 million and the prepayment rate, which measures the deficit and the surplus of the system, recorded a negative result in 1Q19 (-R $ 1.5 million), in contrast to the 1Q18 surplus (R $ 16.7 million ); (iii) the effect of eliminating, in the consolidated, transactions between companies of the group of approximately R $ 131 million in 1Q19.

O & M Revenue	197	133	48.2

The variation is mainly due to the following reasons: (i) Increase in revenue due to the start-up of reinforcements and improvements; (ii) increase in the installments of RAP due to the IPCA readjustment; and (iii) in the subsidiary Eletrosul, consolidation, as of September 2018, of SPE TSBE, implying an increase in revenue of R $ 16.8 million.

Construction Revenue	112	150	-25.1	The variation is mainly due to the following reasons: (i) in 2019 there is a smaller volume of investments compared to the previous year;
Finance - Return on Investment - RBSE	913	1,194	-23.6

Remuneration of the financial assets of the Basic Network of the Existing System (RBSE) for the transmission lines renewed in accordance with Law 12,783 / 2013, and the decrease in remuneration between the periods is due to the beginning of the monthly amortization of assets, which began in August 1H17.

Return Rate Updates	196	244	-19.7

The variation is mainly due to the following reasons: (i) amortization of the balance considering that the current calculation methodology considers a fixed rate of remuneration for each concession agreement. As the level of new investment inflows has been low, a reduction in the compensation base is expected.

TOTAL TRANSMISSION REVENUE	2,061	2,564	-19.6	The variation was mainly due to the factors explained above.

TRANSMISSION MANAGERIAL REVENUE	2,061	2,564	-19.6	The variation was mainly due to the factors explained above.

TRNSMISSION REVENUE MANAGERIAL	2,061	2,564	-19,6

Changes in the  Managerial adjustments are almost: (i) Excluding construction revenue, as in previous years, due to the application of IFRS 15, the accounting method was no longer the same transmission construction expenses, as occurs in generation; (ii) inclusion in the  Managerial revenue of RBSE values in order to maintain a protocol similar to that considered in the covenants of the debentures that will be issued by the Company, as disclosed to the market.

Other Recipes	1Q19	1Q18%		Variation
Other Recipes	234	152	53.3

Recognition of R $ 92 million of the resources destined to the financing of the Plan for the Application of Proceedings of Procel PAR / 2018, which refer to the period from May 2017 to April 2018, according to the authorization contained in ANEEL Order 3183/19, of 12/27/2018.

(-) Procel Retroactive	-92	0	-
OTHER REVENUE PRÓ FORM	142	152	-7.1

Operating Costs and Expenses

OPERATIONAL COSTS	1Q19	1Q18%		Variation
Energy purchased for resale	-435	-395	10.0

The variation was mainly due to: (i) In the subsidiary Amazonas GT, the purchase of energy from the independent producers PIES in the 1st Quarter of 2019 and treated, for the purposes of IFRS, as Leasing Commercial Leasing (PIES); (ii) In the subsidiary Furnas, variation in the negative result in the CCEE increased R $ 39 million, due to factors such as GSF, seasonality, price difference between submarkets and variation in the portfolio of purchase contracts.

Charges on the use of electricity	-210	-335	-37.4	The variation is mainly due to the effect of the consolidation of operations between companies in the group of approximately R$ 328 million.
Fuel for cars of electricity	-530	-172	207.8	The variation is mainly due to the higher consumption of gas by Amazonas GT, related to Mauá 3 and other 4 gas plants and by PIES independent producers.
Construction	-115	-198	-42.0	The variation is mainly due to: reduction of the investment value for Contract 062/2001 of the subsidiary Furnas, in the order of R$ 30 million.
OPERATING COSTS	-1,289	-1,101	17.1	Variation was mainly due to the factors explained above.
(-)Construction of Generation Projects	4	4	-14.4

Transmission construction expenses, considering the impact of IFRS 15 on transmission construction revenue, began to be considered in the pro forma cost, due to the new accounting showing the net margin. The same rule does not apply to generation revenue that remains equal to expense and, therefore, no effect for result

OPERATING COSTS MANAGEMENT	-1,286	-1,096	17.3	Variation was mainly due to the factors explained above.

OPERATING EXPENSES	1Q19	1Q18%		Variation
Personel	-1,314	-1,485	-11.5	The variation was mainly due to the cost reduction policy established by the Company, with PAE, PDC, hazardous and overtime, which offset the 1.69% adjustment of ACT 2019/2019.
Material	-30	-62	-51.1

The variation was mainly due to the Angra 2 stop at IT18, and in 2019 occurred on 04/22/2019; and (ii) In the subsidiary CGTEE, reduction in material due to the non-consumption of lime due to the overhaul stoppage.

Services	-477	-425	12.3

The variation was mainly due to: (i) the increase of services by the subsidiary Chesf of approximately R $ 34 million; (ii) Increased maintenance costs of Power Plants, especially UTE Mauá 3, by the subsidiary Amazonas GT (R $ 6 million); (iii) in CGTEE, due to the increase in consulting and services to perform overhaul.

Others	-225	-288	-21.7

The variation was mainly due to (i) the reversal of the Amazonas GT, in particular increase in the item of Recovery of Expenses with the CCC with the Gas Contract with Petrobras; (ii) at Eletronorte, a reduction of R $ 26 million in rent from UTE Araguaia resulting from the decision of the National Energy Policy Council and Aneel's decision authorizing Eletronorte to demobilize the UTE, which caused the thermoelectric plant to be unleashed.

Depreciation and amortization	-428	-417	2.6	There is no relevant variation.
Operating Provisions / Reversals	-523	-586	-10.8

The variation is mainly explained by: (i) Provision for Contingencies in the amount of R $ 299 million, influenced by provisions related to the compulsory loan (R $ 220 million); and (ii) Provision in Holding PCLD Ceal and Ceron R $ 178 million. The main operating provisions are detailed below (see Note 37)

OPERATING EXPENSES TOTAL	-2,997	-3,262	-8.1	The variation was mainly due to the factors explained above.
Consensual Dismissal Plan (PAE/PDC)	170	272	-37.7
Independent Investigation Expenses	13	16	-18.0
Contingencies	293	299	-1.9
Onerous Contracts	-94	-239	-60.6
Provision / (Reversal) for Losses on Investments	-85	7	-1.268.6
Provision for losses on investments classified as held for sale	50	0	-
Long-Term Asset Impairment	0	204	-100.0
ANEEL Provision - CCC	65	0	-
Adjustment to Market Value	0,0	0,1	-100.0
Water Resources Inspection Fee (TFRH) - Para Fee	0	150	-100.0
Operating Expenses Managerial	-2,585	-2,554	1.2	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	1Q19	1Q18%		Variation
Shareholdings	343	405	-15.3	The variation was mainly due to the worse results of the SPEs: Norte Energia; MESA, BMTE, Energia Sustentável do Brasil and holding companies.
(-) Gain Dist / Disposal SPEs	-183	0	-
Shareholdings Management	160	405	-60.5

Financial Result

RESULTADO FINANCEIRO	1Q19	1Q18%		Variation
Interest Income and Financial Income	371	1,629	-77.2	The variation was mainly due to the agreement in 1Q18 with Eletropaulo in the amount of 1,064 million.
Net Monetary Update	95	-100	195

The variation was mainly due to: (i) Monetary restatement of CCC credits in the amount of R$ 87 million; (ii) In the subsidiary Chesf, movement of judicial deposits, with consequent registration of monetary restatement; (iii) Monetary adjustment of INSS and ISS tax losses in R$ 12 million.

Net Foreign Exchange Variation	63	-41	253

The variation is mainly due to (i) the subsidiary Eletronuclear, with gains obtained from the exchange variation resulting from the downgrading of payments to Angra 3 suppliers made in 2014, recorded due to the delivery of equipment; (ii) in the subsidiary Eletronorte arising from the exchange variation resulting from the agreement with Corpoelec; (iii) in the subsidiary Eletrosul, gained from the exchange variation of the financing contract in Euro.

Debt Charges	-694	-629	-10.3	The variation was mainly due to the consent fee paid to the bondholders by the holding company and the increase in the debt balance of Amazonas GT.
Interest Income and Financial Income	-64	-61	-6	There is no relevant variation.
Other financial results	-93	225	-141

The variation is fragmented in several small accounts, mainly due to the lower variation resulting from the fair value adjustment of the RBSE, in accordance with IFRS 9, having been R $ 338 million in 1Q19 and R $ 188.4 million in 1Q19, due to the variation of the NTN-B rate used to calculate the fair value.

TOTAL FINANCIAL INCOME	-322	1,023	-131.5	The variation was mainly due to the factors explained above.
(-) Agreement Eletropaulo	0	-1,064	-100.0
(-)Monetary adjustment of compulsory loans	128	125	2.4
MANAGEMENT FINANCIAL RESULT	-194	84	-332.0	The variation was mainly due to the factors explained above.

Income Tax and Social Contribution (CSLL)

IMPOSTO DE RENDA E CSLL	1Q19	Q18%		Variation
Income Tax and social contribution	-617	-756	-18	The variation is mainly due to the collection of IRRF on the amounts of the agreement with Eletropaulo in 1Q18.
(-) IRRF RBSE	0	0	-100.0
Income Tax and Managerial Social Contribution Managerial	-617	-756	-18

Discontinued Operations

DISCONTINUED OPERATIONS	1Q19	1Q18%		Variation
Net operating revenue	1,649	2,054	-20%
Operational costs	(1,541)	(2,039)	-24%
Operational expenses	(709)	(1,166)	-39%
Financial Result	(337)	(728)	-54%
Disposal of Investments (discontinued operation)	(859)	-	-
Income tax and social contribution expense	(143)	(32)	347%
Profit (loss) on discontinued operations	(223)	(1,910)	-88%

I.2 Sale of Energy

I.2.1  Energy Sold in 9M18  - Generators – TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 17.2 TWh of energy in 1Q19 against 17.0 TWh in the same period of the previous year, representing a growth of 1.6%.

(1) Power plants renewed by Law 12,783 / 13 - quotas

(2) Operating plants: ACR and ACL sales

(3) The Company acts as an agent for the sale of electricity from Itaipu. The sold energy revenues presented above are not part of Eletrobras' sales revenues mentioned in the Financial Statements

I.3 Impairments and Onerous Contracts

	Acumulated		Moviment
Impairment	03/31/2018	03/31/2019	1Q19
Generation	7,155	7,155	0
UTN Angra 3	4,047	4,047	0
UTE Santa Cruz	732	732	0
UHE Batalha	377	377	0
Candiota Fase C	69	69	0
Others	2,308	2,308	0
Administration	264	264	0

Total	7,155	7,155	0

Onerous Contracts	BALANCE ON 03/31/2018	BALANCE ON 03/31/2019	Movimentação
			1Q19
Geração
Santa cruz	160	66	93
Funil	249	248	1
Coaracy Nunes	102	102	0
Angra 3	0	0	0
Others	31	31	0
TOTAL	541	447	94

Negative signs mean provisions and positive reversals.

I.4 Consolidated EBITDA

EBITDA	1Q19	1Q18	(%)
Net Income (Loss) for the Year	1,347	484	178%
Net Loss from Taxes on Discontinued Operations	-223	-1,910	-88%
Result for the Year	1,570	2,394	-34%
+ Provision for Income Tax and Social Contribution	617	756	-18%
+ Financial Result	322	-1,023	-131%
+ Amortization and Depreciation	428	417	3%
= EBITDA	2,937	2,544	15%
Adjustment
(-) Procel Retroactive	-92	0	-
(-) Retirement Plan. Extraordinary (PAE) / Consentual Dismissal Plan (PDC)	170	272	-38%
(-) Expenditure Independent research	13	16	-18%
(-) Earnings from Selling SPEs	-183	0	-
(-) Contingencies	293	299	-2%
(-) Onerous contracts	-94	-239	-61%
(-) Provision / (Reversal) for Losses on Investments	-85	7	-1269%
(-) Provision / (Reversal) for Losses on Investments classified as held for sale	50	0	-
(-) Impairment	0	204	-100%
(-)Provision ANEEL CCC	65	0,0	-
(-) Adjustment to market value	0,0	0,1	-100%
(-) Water resources inspection fee (Para Rate)	0	150	-100%
= EBITDA MANAGERIAL [1]	3,073	3,252	-6%

In 1Q19, the Company started to consider, in its pro forma EBITDA, the revenue from RBSE in order to maintain a protocol similar to the debenture covenants to be issued.

Consolidated Result by Segment of Continuing Operations

		03/31/19
DRE by Segment	Administration	Generation		Transmission		Elimination	Total
		Operating System	O & M Regime	Operating System	Regime de O&M
Net operating revenue	47	4,101	704	981	1,027	(408)	6,452
Operating Costs and Expenses	(793)	(2,343)	(553)	89	(1,094)	408	(4,286)
Operating Income Before Financial Result	(746)	1,758	151	1,069	(67)	-	2,166
Financial Result	236	(382)	(30)	(51)	(95)	-	(322)
Results of equity investments	343	-	-	-	-	-	343
Income tax and social contribution	(159)	(371)	(63)	(260)	235	-	(617)
Net Income (loss) for the period	(326)	1,005	59	758	73	-	1,570

		03/31/18
DRE by Segment	Administratio	Geração		Transmissão		Elimination	Total
		O & M Regime	Regime de O&M	O & M Regime	Regime de O&M
Net operating revenue	46	3,422	437	298	2,070	(200)	6,072
Operating Costs and Expenses	(667)	(2,084)	(480)	(242)	(1,090)	200	(4,363)
Operating Income Before Financial Result	(621)	1,338	(44)	56	979	-	1,709
Financial Result	1,393	(404)	(26)	(94)	(184)	-	685
Results of equity investments	354	-	-	-	-	-	354
Income tax and social contribution	(493)	(218)	(35)	10	53	-	(683)
Net Income (loss) for the period	633	716	(104)	(28)	848	-	2,065

The adjustments made to Managerial EBITDA refer to non-recurring events or events that are expected to be treated under PDNG 2019-2022 and therefore are expected not to affect the Company's future cash flow. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and value of the Real, changes in volumes and standards of consumer energy use, competitive conditions, payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America that may change those estimates and expectations of the Administration. Thus, future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

I.5 Net debt

Net Debt	03/31/2019	12/31/2018
GROSS DEBT (1) – R$ million	54,204	54,841
(-) RGR of Other companies (2)	2,163	1,950
(-) RGR of Amazonas Managerial (3)	1,073	1,370
(-) Purchase of Shares with RGR resources (4)	539	535
Managerial gross debt	50,430	50,986
(-) (Cash and Cash Equivalents + Securities)	8,458	7,285
(-) Financing Receivable (discounted RGR from Others) (2)	12,139	11,925
(+) Receivables from RGR Amazonas Managerial (3)	1,073	1,370
(-) Financing Receivable RGR Amazonas Managerial (3)	1,073	1,370
(-) Financ. Remaining RO (AmD) Managerial (5)	2,010	3,521
(-) Net balance of Itaipu Financial Asset	2,101	2,157
Managerial Net Debt	25,722	26,098

1. Due to the reclassification of Amazonas D to "Assets available for sale", the debt corresponding to the repurchased suppliers, which will be assumed by Eletrobras, was reclassified to consolidated loans and financing, impacting the Company's gross debt. According to the decision of the 170th Extraordinary Shareholders' Meeting, Eletrobras will only begin to assume these debts, with the effective transfer of control of Amazonas D;

2. Pro forma debt and receivables related to financing granted by RGR, owed by companies outside the Eletrobras group, including Ceron, Eletroacre, Boa Vista, Cepisa and Ceal, were transferred, since Eletrobras , is only debt manager.

3. The proceeds of financing from RGR, owed by Amazonas, were excluded pro forma, since Eletrobras, after the transfer of this company, will not be responsible for this debt, under the terms of item 2. RGR receivables due to Amazonas are not consolidated in the credits receivable and, therefore, the entry and exclusion of said credits are being excluded.

4. RGR liabilities related to the federalization of the CEAM Distributor, incorporated by Amazonas D, and to the purchase of Celpa's shares, to be paid pursuant to Articles 21-A and 21-B of Law 12,783 / 2013;

5. Financing Agreements signed, to be paid by Amazonas (R $ 2,010 million) to Eletrobras when they are transferred, including Pro Forma. Disregard other rights.

Analysis of the Results of the Parent Company

In 1Q19, Eletrobras Holding reported a net income of R$ 1,398 Million, an increase of 205% compared to the net income of R$ 458 Million recorded in 1Q18.

This 1Q19 result was decisively influenced by: (i) Results of Corporate Equity, of R$ 1,987 Million, mainly influenced by the results of the subsidiaries and by the effect on the disposal of equity interests; (ii) Overdraft liabilities in subsidiaries in the amount of R$ 16 Million, mainly by CGTEE (R$ 148 Million) partially offset by Amazonas GT (R$ 132 Million); and (iii) Provisions for legal contingencies, in the amount of R$ 104 Million, mainly due to provisions related to compulsory loan lawsuits in the amount of R$ 220 Million (See Note 23 to the Financial Statements of 2019).The following chart presents a comparison of Eletrobras holding results between 1Q18 and 1Q19.

Evolution of Results - R$ million

1Q19
1,989
54
33
173
28
104
16
231
147
223
159
1,398
1Q18
1,906
87
1,380
28
16
204
39
119
271
1,909
462
458
Shareholdings
Transfer Itaipu
Net Income from Financing
Net Monetary Updates
Net Foreign Exchange Updates
Shareholder Share Charges
Provisions for Contingencies
Operating provisions
Others
Income from continuing operations
Taxes
Profit (prejudice)
Financial Result
Operational Provisions

Nota: A análise dos resultados de cada subsidiária encontra-se no anexo.

II.1 Shareholdings of the Parent Company

In 1Q19, the result of Corporate Interest positively impacted the Company's results by R$ 1,989 Million, mainly as a result of Equity in results of investments in subsidiaries, as shown below:

	R$ million
	Parent Company
	1Q19	1Q18
Investments in subsidiaries
Equity	1,893	1,246

Investments in associates
Equity	96	229

Total	1,989	1,475

II.2  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
1Q19
Sale of Energy Contract Itaipu + CCEE	2,955
Revenue originating from the Right of Reimbursement (1)	195
Others	37
Total Revenue	3,187

Purchase of Energy Contract Itaipu + CCEE	-2,763
Expenses Originating from the Compensation Obligation (2)	-136
Itaipu repayment	-46
Others	-189
Total Expenses	-3,134

Net operating revenue - Transfer of Itaipu	54

ITAIPU RESULTS (Price indexes)
1Q19
Revenue originating from the Right of Reimbursement (1)	195
+ Foreign Exchange Result	26
Result from the Right of Reimbursement (RD)	221
Expenses Originating from the Compensation Obligation (2)	136
+ Foreign exchange result	18
Resultado originário das Obrigações de ressarcimento (RO)	154
Balance: RD – RO	67

a.1

(see explanatory note 17.1.1 of the Financial Statements of 1Q19)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, was withdrawn. flow of revenues.

As a result, Decree 6,265, dated November 22, 2007, regulating the commercialization of Itaipu Binacional's electricity, was defined, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to an annual adjustment factor withdrawn from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

Thus, as of 2008, the differential resulting from the withdrawal of the annual adjustment factor, whose values are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional, and Energy. The balance resulting from the adjustment factor of Itaipu Binacional, included in the Financial Assets caption, presented in Non-current Assets, amounted to R$ 4,774,301 on March 31, 2019, equivalent to US$ 1,225.217 (R$ 4,553,380 on December 31, 2018, equivalent to US$ 1,175,126). The amount of R$ 4,327,495, equivalent to US$ 1,040,100 will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury in 1999. These amounts will be realized through its inclusion in the transfer fee to be practiced until 2023.

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

II.3  Operational Provisions of Parent Company

In 1Q19, Operating Provisions had a negative impact on the Parent Company's result of R$ 351 million, compared to a provision of R$ 324 million in 1Q18. This variation is mainly explained by the increase in PCLD in the amount of R$ 178 million in 1Q19, compared the reversion of R$ 5 million in the same period of 1Q18. The table below shows the changes in Operating Provisions:

	R$ Million
Operational Provisions	Parent company
	1Q19	1Q18
Garanties	-12	-14
Contingencies	104	204
PCLD - Consumers and Resellers	0	0
PCLD - Financing and Loans	178	5
Short-term liabilities in subsidiaries	16	-39
Onerous Contracts	0	0
Provision / (Reversal) for Losses on Investments	0	0
Provision for losses on classified investments	0	0
Impairment	0	0
ANEEL Provision - CCC	65	0
Adjustment to Market Value	0	0
Pará Fee	0	0
Others	0	166
	351	324

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2018	Equity	Balance o 03/31/2019
CGTEE	3,546	148	3,693
Amazonas GT	338	-132	206
TOTAL PROVISION FOR PASSIVE DISCOVERED	3,884	16	3,899

II.4   Financial Results of Parent Company

In 1Q19, Financial Result had a negative impact on the Parent Company's result of R$ 234 million compared to R$ 1,391 million in 1Q18. This variation is mainly explained by the reduction in the amount recorded in interest, commissions and fees, as well as increase in expenses on debt charges for the sale of the Distributors, as shown below:

FINANCIAL RESULT		R$ Million
	1Q19	1Q18
Financial income
Interest income, commissions and fees	589	1,768
Revenue from short-term investments	58	104
Moratorium surcharge on electricity	0	2
Net Monetary updates	173	28
Net Exchange rate variations	28	-16
Other financial income	48	50

Financial Expenses
Debt charges	-489	-358
Lease charges	-2	0
Charges on shareholders' funds	-59	-58
Other financial expenses	-111	-129
	234	1,391

Evolution of the IGP-M and Dollar (%)

The main indexes of financing and onlendings contracts had the following variations in the periods:

	1Q18	1Q19
Dólar	0.48%	0.57%
IGPM	1.48%	2.16%

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

The financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and loans granted to the parent company, with a currency adjustment clause, represent approximately 29% of the total portfolio (30% at December 31, 2018). Those that foresee an update based on indices that represent the domestic price level in Brazil amount to 71% of the portfolio balance (70% on December 31, 2018).

The market values of these assets are close to their book values, since they are specific operations of the sector and are formed, in part, by resources of Sectoral Funds and that do not find similar conditions as a parameter of valuation to market value.

The long-term portions of the loans and financing granted, based on the contractual cash flows, mature in variable installments, as shown below:

							R$ Million
	2019	2020	2021	2022	2023	After 2023	Total
Parent Company	1,851	4,446	4,495	2,950	1,764	2,880	18,387
Consolidadated	3,092	2,651	2,829	585	538	169	9,863

Payable Financing and Loans

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in March 2019 is 6.38% pa. (6.4% pa in 2018), and have the following profile:

	Parent Company				Consolidadated
	03.31.2019		12.31.2018		03.31.2019		12.31.2018
	Balance in R$ Million	%	Balance in R$ Million	%	Balance in R$ Million	%	Balance in R$ Million	%
Foreign currency
USD	11,378	42%	11,285	41%	11,378	21%	11,285	21%
USD with Libor	671	2%	698	3%	1,058	2%	1,079	2%
EURO	243	1%	245	1%	243	1%	245	0%
IENE	-	0%	-	0%	-	0%	-	0%
Others	-	0%	-	0%	-	0%	-	0%
Subtotal	12,292	45%	12,227	44%	12,678	24%	12,608	23%

Local currency
CDI	4,720	17%	5,092	18%	10,382	19%	10,649	20%
IPCA	-	0%	-	0%	142	0%	190	0%
TJLP	-	0%	-	0%	6,408	12%	6,515	12%
SELIC	4,516	17%	4,513	0%	13,235	25%	13,279	24%
Others	-	0%	-	0%	4,439	8%	3,621	7%
Subtotal	9,236	34%	9,605	35%	34,606	64%	34,254	63%

Not indexed	5,731	21%	5,803	21%	6,445	12%	7,511	14%

TOTAL	27,259	100%	27,635	100%	53,729	100%	54,373	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R $ 1,950 Million, as well as in Amazonas and Ceal with RGR, in the amount of R $ 1,370 Million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

The long-term portion of loans and financing matures as scheduled:

	2020	2021	2022	2023	2024	After 2024	Total
Controladora	3,073	9,462	2,171	950	866	4,055	20,576
Consolidado	6,823	12,337	4,929	3,971	2,646	11,748	42,454

Ratings

Agency	National Classification/ Perspective	Latest Report
Moody’s BCA	“B1”: / Stable	10/03/2019
Moody’s Senior Unsecured Debt	“Ba3”: / Stable	10/03/2019
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Stable	06/14/2019
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Stable	06/14/2019
Fitch - Senior Unsecured Debt Rating	“BB-”	06/14/2019
S&P LT Local Currency	“brAAA”	04/25/2019
S&P - Senior Unsecured	"BB-"	04/25/2019
S&P LT Foreign Currency	“BB“ / Stable	04/25/2019

*CreditWatch

Eletrobras Organization Chart

Eletrobras
Eletrobras Cepel (100.00%)
Generation and Transmission
Eletrobras Eletronorte (99.48%)
SPE G 4 T 6 S 2 ∑ 12
Eletrobras Chesf (99.58%)
SPE G 48 T 6 S 1 ∑ 55
Eletrobras Furnas (99.56%)
SPE G 55 T 19 S 1 ∑ 75
Eletrobras Eletrosul (99.88%)
SPE G 8 T 4 ∑ 12
Eletrobras Amazonas GT (100,00%) (2)
Generation
Eletrobras Eletronuclear (99.91%)
Eletrobras CGTEE (99.99%)
Generation Binacional
ITAIPU BINACIONAL (50.00%)
Distribution
Eletrobras Distribuição Alagoas (100.00%)
Shareholdings
Eletrobras Eletropar (83.71%)
Minoritaries
G. T and D 30 companies
SPC's in Brasil
SPE G 47 T 11 ∑ 58
SPC'S on abroad
Inambari Energy GenerationS.A. – IGESA (29.40%)
Rouar S.A. – Wind Power Plant Artilleros (50.00%)
Eletrobras Companies
Business Segment SPC's
Generation 134
Transmission 35
Services 03
Total 172(1)

1.

1. The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company, differently from the quantitative considered in the charts of each company. In this total, 02 SPEs abroad are included. INTESA was not considered, which had the sale process concluded on 12/28/2019, from Auction nº 01/2019, and West Coast and Marumbi, which were transferred from Eletrosul to Copel, through an exchange. Of the 172 national SPEs, 70 are in the process of divesting; 25 SPEs in process of sale from Auction nº 01/2019; 45 SPEs in the process of being sold during the year 2019 (44 in Holding and 01 in Chesf, by proxy).

2.	2. Ceal and Amazonas were sold at auctions held in December 2019, but Amazonas has not yet transferred its control, and Ceal was transferred on March 18.

Investiments

NATURE OF INVESTMENTS
	Budgeted 2019	Realized 1Q19	(%) 1Q19
Generation	1,248,6	37.4	3%
Transmission	1,411,3	95.6	7%
Distribution
Maintenance – Generation	836,6	155.7	19%
Maintenance - Transmission	735,2	22.3	3%
Maintenance - Distribution
Other (Research, Infrastructure and environment)	450,1	30.6	7%
Total Corporate	4,681,8	341.7	7%
Financial Investments in SPEs	0,0	0.0	0%
Generation	653,9	119.5	18%
Transmission	369,4	40.1	11%
Total SPEs	1,023,3	159.7	14%
Total	5,705,0	501.3	8%

For further details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report.

Share Capital

Structural of Social Capital

In 1Q19, the capital of Eletrobras was composed as follows:

Shareholders	Common		Pref. Classe “A		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
União Federal	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OUTROS	269,729,841	25%	146,920	100%	228,481,566	86%	498,358,327	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

Stock Analysis

Actions

	(R$)	(R$)	(pts.)	(pts.)
	ELET3 B3	ELET6 B3	IBOV B3	IEE B3
Price and Volume	(Shares ON)	(Shares PN)	(Index)	(Índex)
Closing Price on 03/31/2018	36.69	37.86	95415	57449
Maximum in the quarter	38.98	40.96	99994	57850
Average in the quarter	34.61	37.18	95810	54847
Minimum in the quarter	29.00	32.26	91012	50699

Change in 1Q19	51.4%	34.4%	8.6%	16.6%
Change over the last 12 months	74.7%	57.1%	11.8%	38.6%
Average Daily Trading Volume 1Q19 (millions of shares)	4.9	3.0	-	-
Average Daily Trading Volume 1Q19 (R $ million)	167.1	112.0	-	-

Net Income per Share in the Quarter (R $)	1,00	1,00	-	-
Net Asset Value per Share (R $)	42,46	42,46	-	-
Price / Profit (P / E) (1)	36,83	38,01	-	-
Price / Stockholders' Equity (B / W) (2)	0,86	0,89	-	-

(1) Closing price of the preferred and common shares at the end of the period / Net Income per share. For the calculation, the accumulated net income of the last 12 months was considered;

(2) Closing price of the preferred and common shares at the end of the period / Asset Value per share at the end of the period.

Evolution of Traded Shares in B3

350
300
250
200
150
100
50
0
285.70
251.28
147.52
134.48
IBOV Index
IEE Index
ELET3
ELET6
mar-18
abr-18
mai-18
jun-18
jul-18
ago-18
set-18
out-18
nov-18
dez-18
jan-19
fev-19
mar-19

Source: AE Broadcast

Index number 03/31/2018 = 100 and ex-dividend values.

ADR Programs

	(US$)	(US$)
	NYSE	NYSE
Preço e Volume	EBRN	EBRB
Closing Price on 03/31/2018	9.36	9.66
Maximum in the quarter	10.51	11.33
Average in the quarter	9.20	9.80
Minimum in the quarter	7.55	8.45

Change in 1Q19	47.4%	34.5%
Change over the last 12 months	47.4%	35.3%
Average Daily Trading Volume 1Q19 (millions of shares)	679.0	39.8
Average Daily Trading Volume 1Q19 (US$ million)	6.2	0.2

Evolution of Traded Shares in ADR

Latibex - Madrid Stock Exchange

	(€)	(€)
	LATIBEX	LATIBEX
Price and Volume	XELTO	XELTB
Closing Price on 03/31/2019	8.40	8.25
Maximum in the quarter	9.15	9.60
Average in the quarter	8.11	8.42
Minimum in the quarter	5.70	6.85

Change in 1Q19	47.4%	38.7%
Change over the last 12 months	64.7%	25.0%
Average Daily Trading Volume 1Q19 (millions of shares)	2.1	1.9
Average Daily Trading Volume 1Q19 (Euro million)	16.2	11.0

Evolution of Foreign Currencies

150
140
130
120
110
100
90
80
117
107
Real / US Dollar
Real / Euro
mar-18
abr-18
mai-18
jun-18
jul-18
ago-18
set-18
out-18
nov-18
dez-18
jan-19
fev-19
mar-19

Index number 03/31/2018 = 100.

Source: Central Bank

Nº of employees

Parent Company

By time

By region

Working time at company (years)	1Q19
Up to 5	21
6 to 10	356
11 to 15	211
16 to 20	58
21 to 25	14
more than 25	114
Total	774

State of the Federation
1Q19
Rio de Janeiro	752
São Paulo	1
Brasília	21
Total	774

Hired / Outsourced Labor

1Q19
0

Turnover (Holding)

1Q19
0.2%

Direct Partnerships in SPEs - Parent Company

Eletrobras closed the first quarter of 2019 with a total of 60 equity investments in Specific Purpose Companies (SPEs). Of this total, Eletrobras already had a corporate interest in 4 projects (Norte Energia SA, Mangue Seco 2, IGESA and ROUAR) and still has the participation in another 56 SPEs from the payment process between the subsidiaries and the holding company, all these were object of divestment through the Eletrobras Auction # 01/2019.

Of the 71 SPEs participating in the Eletrobras Auction no. 01/2019, held on September 27, 2018, 26 companies were sold, of which 5 (five) were by means of a power of attorney from Chesf to Eletrobras. Among the 26 companies sold, SPES INTESA, Pedra Branca SA, São Pedro do Lago SA, Sete Gameleiras SA, Baraúnas I Energética SA, Mussambê Energética SA, Morro Branco I Energética SA, Baraúnas II Energética SA and Banda de Couro Energética SA were transferred to the new controller until March 31, 2019 and are no longer included in the list of SPEs of the holding company and its subsidiaries.

The aforementioned transaction represents one of the stages set forth in the PNDG 2019-2023 and had the purpose of reducing indebtedness through the settlement of debts of its subsidiaries with the Holding Company.

Generation

SPE	Power plant	Total lInvestiments	Capacity Installed	Physical Warranty	Generated Energy Average MW
		R$ Million	MW	MW Average	1Q19
Norte Energia SA*	UHE	42.254	11,233.10	4.571	12,232,360.76
Eólica Mangue Seco 2	UEE	In operation	26	9.6	10,716.92
Santa Vitória do Palmar Holding S.A. (2)	EOL	In operation	258.00	110	148,448,28
Chuí Holding S.A. (1)	EOL	In operation	144	59.6	77,749.68
Chuí IX	EOL	In operation	17.90	7.4	11,023,82
Hermenegildo I	EOL	In operation	57.28	24.9	38,253.29
Hermenegildo II	EOL	In operation	57.28	25	33,846,69
Hermenegildo III	EOL	In operation	48.33	21	28,507.34
Rouar S.A.	EOL	In operation	65.10	N/A	33,615.00
Brasventos Eolo	EOL	In operation	58.45	21.86	21,399.50
Rei dos Ventos 3	EOL	In operation	60.12	21	20,449.10
Miassaba 3	EOL	In operation	68.47	22.84	24,717.80
Serra das Vacas Holding (3)	EOL	In operation	90.76	45.60	87,684.30
Chapada do Piauí I Holding (4)	EOL	In operation	205.1	114.3	105,277.72
Chapada do Piauí II Holding (5)	EOL	In operation	172.40	88.7	85,976.83

* 18 generating units in commercial operation totaling 7566.30 MW in commercial operation.

  (1) Chuí Holding S.A is the controlling shareholder of Chuí S.A. I, II, IV, V, VI, VII wind farms.

(2) Santa Vitória do Palmar Holding (SVP), which is the parent company of Geribatu SA spol. I to X, incorporated Chuí Holding SA, in this way, SVP controlled the Chuí SA I, II, IV, V, VI, VII.

(3) Serra das Vacas Holding S.A incorporated the interests of wind power companies Serra das Vacas S.A. I through IV.

(4) The Chapada do Piauí I Holding SA incorporated the wind power SPEs Ventos de Santa Joana IX, X, XI, XII, XIII, XV and XIV Energia Renováveis SA

(5) The Chapada do Piauí II Holding S.A incorporated the interests of wind farms Ventos de Santa Joana I, III, IV, V, VII and Ventos de Santo Augusto IV S.A.

U Power plant	Participation (%)	Location (State))	Start of Operation	End of Operation	Alienated Auction of 09/27/18
Norte Energia S.A	15	PA	abr/16	ago/45	No
Santa Vitória do Palmar Holding S.A. (2)	78	RS	fev/15	abr/47	Non - Lot A
Chuí Holding S.A. (1)	78	RS	mai/15	abr/47	Non - Lot A
Chuí IX	99.99	RS	out/15	mai/49	Non - Lot B
Hermenegildo I	99.99	RS	nov/15	jun/49	Non - Lot B
Hermenegildo II	99.99	RS	dez/15	jun/49	Non - Lot B
Hermenegildo III	99.99	RS	dez/15	jun/49	Non - Lot B
Brasventos Eolo	49	RN	jul/14 (')	dez/45	Yes - Lot F
Rei dos Ventos 3	49	RN	jul/14 (')	dez/45	Yes - Lot F
Miassaba 3	49	RN	jul/14 (')	ago/45	Yes - Lot F
Rouar S.A	50	Uruguai -Departamento de Colônia	Abri/15	Out/33	No
Serra das Vacas Holding (3)	49	PE	dez/15	jun/49	Non - Lot C
Chapada do Piauí I Holding (4)	49	PI	jul/15	mai/49	Non - Lot D
Chapada do Piauí II Holding (5)	49	PI	(6)	mai/49	Non - Lot D
Mangue Seco 2	49	RN	set/11	jun/32	Non - Lot G

(1) Chuí Holding S.A is the controlling shareholder of Chuí S.A. I, II, IV, V, VI, VII wind farms.

(2) Santa Vitória do Palmar Holding (SVP), which is the parent company of Geribatu SA spol. I to X, incorporated Chuí Holding SA, in this way, SVP controlled the Chuí SA I, II, IV, V, VI, VII.

(3) Serra das Vacas Holding S.A incorporated the interests of wind power companies Serra das Vacas S.A. I through IV.

(4) The Chapada do Piauí I Holding SA incorporated the wind power SPEs Ventos de Santa Joana IX, X, XI, XII, XIII, XV and XIV Energia Renováveis SA

(5) The Chapada do Piauí II Holding S.A incorporated the interests of wind farms Ventos de Santa Joana I, III, IV, V, VII and Ventos de Santo Augusto IV S.A.

(6) The Santa Joana I, IV, V and VII plants started in Jan / 16, Santo Augusto IV in Feb / 16 and Santa Joana III in March / 16.

Transmission

Development	Object	Participation (%)	Investiments	Extension of lines (km)	Voltage	Start of	End of
	(From to)		(R$ Million)		(kV)	Concession	Concession
Uirapuru	Ivaiporã (PR) – Londrina (PR)	75	In operation	120	525	jul/06	mar/35
TME	LT Jauru / Cuiabá, em 230 kV, (MT)	49	In operation	348	500	nov/11	nov/39
Brasnorte	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49.71	In operation	402	230	set/09	mar/38
Transirapé	Irapé – Araçuaí	24.5	In operation	61	230	mai/07	mai/37
Transleste	Montes Claros – Irapé	24	In operation	138	345	dez/05	dez/35
Transudeste	Itutinga – Juiz de Fora	25	In operation	140	345	fev/07	fev/37
ETAU	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	27.42	In operation	188	230	jul/05	dez/32
AETE	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49	In operation	193	230	ago/05	fev/34
Centroeste de Minas	Furnas – Pimenta II	49	In operation	62.7	345	mar/10	mar/35
Luziânia-Niquelândia	SE Luziânia SE Niquelândia	49	In operation	-	-	jun/14 ago/15	mai/42 mai/42
MTE	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	49.5	In operation	559	500	mar/13	out/38

Development	Object	Total of Investiments (R$ Million)	Capacity Installed (MVA)	Location	Start of Operation	End of Concession	Alienated In Auction 09/27/18
AETE	SE Seccionadora Cuiabá	Em operação	-	MT	ago/05	fev/34	Sim – Lote O
Uirapuru		Em operação			jul/06	mar/35	Sim – Lote J
Brasnorte	SE Juba SE Maggi - 230/138 kV	Em operação	300 100	MT	set/09	mar/38	Sim – Lote L

ETAU	Lagoa Vermelha 2 230/138kV; Barra Grande 230/138 kV; Santa Marta 230 kV - Entrada de Linha; Ampliação Lagoa Vermelha 2 230/138kV	Em operação	150	SC	abr/05	dez/32	Sim – Lote N
			-		jul/05
			-		jul/05
			150		out/16
TME	SE Jauru 500/230 kV	Em operação	750	MT	nov/11	nov/39	Sim – Lote K
Transirapé	SE Aracuaí 2 SE Irapé SE Irapé	Em operação	2x225 2x225	MG	mai/07	mai/37	Sim – Lote M
Transleste	-	Em operação	-	MG	dez/05	dez/35	Sim – Lote M
Transudeste	-	Em operação	-	MG	fev/07	fev/37	Sim – Lote M
Centroeste de Minas	-	Em operação	-	MG	mar/10	mar/35	Sim – Lote P
Luziânia-Niquelândia	SE Luziânia SE Niquelândia	Em operação	450 30	GO	jun/14 ago/15	mai/42 mai/42	Não – Lote Q
MTE	SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	Em operação	150 1800	AM/PA	mar/13	out/38	Não – Lote R

Balance Sheet

R$ mil

Asset	Parent Company		Consolidated
	03.31.2019	12.31.18	03.31.2019	12.31.18
Current
Cash and cash equivalents	84,942	47,400	931,430	583,352
Restricted cash	2,290,727	1,560,088	2,290,727	1,560,088
Marketable securities	4,090,018	4,034,242	7,228,230	6,408,104
Customers	365,627	379,649	3,967,964	4,079,221
Financial assets - Concessions and Itaipu	0	0	5,406,225	6,013,891
Loans and financing	8,674,673	8,257,761	4,439,203	3,903,084
Asset contractual transmission	0	0	1,374,093	1,302,959
Equity Pay	2,507,933	2,474,558	196,352	219,895
Taxes to recover	184,928	488,591	944,303	1,216,261
Income tax and social contribution	416,425	817,417	1,458,074	2,420,165
Reimbursement rights	0	0	341,394	454,139
Warehouse	297	274	397,788	380,292
Nuclear fuel stock	0	0	510,638	510,638
Derivative financial instruments	1,986	2,195	176,245	182,760
Hydrological risk	0	0	21,945	81,301
Assets held for sale	5,310,029	5,282,624	12,332,698	15,424,359
Credits with subsidiaries - CCD	2,406,622	2,406,622	0	0
Other	1,847,789	1,296,560	2,620,497	2,104,904
TOTAL CURRENT ASSETS	28,181,996	27,047,981	44,637,806	46,845,413

NON CURRENT
LONG-TERM
Reimbursement rights	3,256,066	3,234,542	5,431,796	5,802,172
Loans and financing	18,386,894	20,518,018	9,862,645	9,971,857
Customers	0	0	8,236	8,413
Marketable securities	297,963	293,509	298,291	293,833
Nuclear fuel stock	0	0	819,000	828,410
Taxes to recover	0	0	258,649	265,805
Current Income Tax and Social Contribution	0	0	0	0
Deferred income and social contribution taxes	0	0	602,646	553,409
Escrow deposits	3,360,669	3,307,301	5,839,839	5,788,905
Fuel Consumption Account - CCC	0	0	13,280,033	13,268,837
Financial assets - Concessions and Itaipu	2,582,961	2,603,118	34,305,907	34,100,453
Derivative financial instruments	0	0	182,614	188,262
Advances for future capital increase	1,262,219	1,140,732	480,776	459,563
Hydrological risk	0	0	178,785	227,083
Other	2,439,906	2,368,142	1,749,615	1,604,403
	31,586,678	33,465,362	73,298,832	73,361,405
INVESTMENTS	73,809,070	71,871,802	28,280,374	27,983,348
Fixed assets net	265,839	198,711	32,661,511	32,370,392
INTANGIBLE	13,439	13,386	791,049	649,650
TOTAL NON-CURRENT ASSETS	105,675,026	105,549,261	135,031,766	134,364,795
TOTAL ASSETS	133,857,022	132,597,242	179,669,572	181,210,208

 R$ mil

Liabilities and Equity	Parent Company		Consolidated
	03.31.2019	12.31.18	03.31.2019	12.31.18
CURRENT
Loans and financing	6,683,497	7,031,515	11,274,808	12,066,912
Debentures	0	0	40,546	36,073
Compulsory loan	15,758	15,659	15,758	15,659
Suppliers	524,887	569,218	2,835,319	3,360,550
Advances from customers	681,932	357,275	746,609	421,002
Taxes payable	407,432	166,523	1,496,139	1,277,051
Income tax and social contribution	264,447	917,734	1,841,005	2,953,072
Onerous contracts	0	0	9,436	9,436
Remuneration to shareholders	1,274,394	1,257,502	1,282,341	1,305,633
Financial liabilities - Concessions and Itaipu	696,476	799,401	0	0
Estimated liabilities	108,489	134,474	1,251,308	1,366,376
Reimbursement Obligations	1,397,108	1,250,619	1,397,108	1,250,619
Post-employment benefits	21,977	29,336	184,077	164,160
Provisions for contingencies	765,124	850,828	837,801	931,364
Regulatory charges	0	0	626,864	653,017
Lease	7,311	0	251,737	152,122
Accounts payable with subsidiaries	2,866,810	2,866,810	0	0
Derivative financial instruments	622	928	672	962
Liabilities associated with assets held for sale	11,314,439	11,127,717	8,373,984	10,294,967
Others	121,502	96,496	881,412	264,996
TOTAL CURRENT LIABILITIES	27,152,205	27,472,035	33,346,924	36,523,971

NON-CURRENT
Loans and financing	20,575,804	20,603,333	42,454,215	42,305,886
Suppliers	0	0	16,598	16,555
Debentures	0	0	434,502	432,155
Advances from customers	0	0	431,103	448,881
Compulsory loan	486,446	477,459	486,446	477,459
Obligation for asset retirement	0	0	2,657,697	2,620,128
Fuel Consumption Account - CCC	0	0	0	0
Provisions for contingencies	17,541,265	17,604,730	23,314,566	23,196,295
Post-employment benefits	1,196,286	1,196,286	3,094,173	2,894,949
Provision for unsecured liabilities	3,899,332	3,883,600	0	0
Onerous contracts	0	0	621,754	715,942
indemnification obligations	0	0	0	0
Lease	61,658	0	1,025,325	823,993
Grants payable - Use of public goods	0	0	64,480	64,144
Advances for future capital increase	3,932,016	3,873,412	3,935,568	3,873,412
Derivative financial instruments	0	0	31,719	25,459
Regulatory charges	0	0	736,070	721,536
Taxes payable	0	0	236,800	248,582
Income tax and social contribution	476,070	432,582	7,971,990	8,315,386
Others	1,570,703	1,510,899	1,370,075	1,496,527
TOTAL NON-CURRENT LIABILITIES	49,739,580	49,582,301	88,883,081	88,677,289

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	15,887,829	15,887,829	15,887,829	15,887,829
Equity valuation adjustments	0	0	0	0
Profits (losses)	1,354,601	0	1,354,601	0
Accumulated other comprehensive income	-5,449,694	-5,517,424	-5,449,694	-5,517,424
Amounts recognized in OCI classified as held for sale	0	0	0	0
Non-controlling shareholders	0	0	474,330	466,042
TOTAL SHAREHOLDERS' EQUITY	56,965,237	55,542,906	57,439,567	56,008,948
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	133,857,022	132,597,242	179,669,572	181,210,208

Income Statement

			R$ mil
	Parent Company		Consolidated
	31.03.19	31.03.18	31.03.19	31.03.18
NET OPERATING REVENUE	141,572	81,833	6,451,762	6,084,138
Operating costs
Energy purchased for resale	-2,883	-3,068	-434,532	-395,027
Charges upon use of electric network	0	0	-209,673	-335,034
Construction	0	0	-115,044	-198,357
Fuel for electricity production	0	0	-530,003	-172,215
NET OPERATING REVENUE	138,689	78,765	5,162,510	4,983,505
Operating expenses
Personnel, Supllies and Services	-165,792	-168,198	-1,820,823	-1,971,445
Depreciation	-3,394	-1,388	-407,265	-395,814
Amortization	0	0	-20,692	-21,253
Donations and contributions	-32,748	-33,888	-52,292	-49,362
Operating Provisions /Reversals net	-350,726	-323,566	-522,951	-586,459
Investigation Findings	0	0	0	0
Others	-30,265	-20,036	-172,956	-238,159
	-582,925	-547,076	-2,996,979	-3,262,492
OPERATING INCOME BEFORE FINANCIAL RESULT	-444,236	-468,311	2,165,531	1,721,013
Financial result
Financial income
Income from interest, commissions and fees
Income from financial investments	588,637	1,767,917	245,863	1,474,220
Moratorium on electricity	57,783	104,467	125,312	154,524
Restatement Assets	126	2,125	61,108	54,686
Current foreign currency exchange rate variations	314,651	181,102	260,825	97,256
Payment of indemnities - Law 12,783 / 13	757,492	457,793	886,205	442,564
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	0	0
Other financial income	0	0	0	0
Financial expenses	47,516	50,190	210,977	423,321
Debt charges
Lease charges	-489,346	-357,777	-693,710	-628,823
Charges on shareholders' funds	-1,617	0	-83,349	0
Noncurrent Restatement	-58,603	-57,884	-64,387	-60,648
Noncurrent foreign currency exchange rate variations	-141,415	-153,344	-165,909	-197,513
Regulatory liability update	-729,705	-473,794	-823,524	-483,647
Losses on derivatives	0	0	0	0
Other financial expenses	0	0	-18,230	-15,585
	-111,399	-129,471	-263,410	-237,189
INCOME BEFORE EQUITY	234,120	1,391,324	-322,229	1,023,166
RESULTS OF EQUITY	-210,116	923,013	1,843,302	2,744,179
EFFECT ON DISPOSAL OF CORPORATE PARTICIPATIONS	1,989,002	1,905,694	160,094	405,420
OPERATING INCOME BEFORE TAXES	0	0	183,222	0
Current Income tax and social contribution	1,778,886	2,828,707	2,186,618	3,149,599
Deferred Income Tax and Social Contribution	-158,558	-461,872	-1,059,368	-1,134,590
NET INCOME/LOSS FOR THE PERIOD	0	0	442,720	379,079
SHARE ATTRIBUTED TO CONTROLLING	1,620,328	2,366,835	1,569,970	2,394,088
SHARE ATTRIBUTED TO NON-CONTROLLING	1,620,328	2,366,835	1,620,328	2,366,835
DISCONTINUED OPERATION	0	0	-50,358	27,253
NET LOSS OF OPERATING TAXES DISCONTINUED
NET INCOME (LOSS) OF THE FINANCIAL YEAR	-222,616	-1,908,851	-222,616	-1,910,111
NET INCOME (LOSS) PER SHARE	1,397,712	457,984	1,347,354	483,977
NET OPERATING REVENUE	1.01	0.33	1.01	0.33

Cash Flow Statement

			R$ mil
	Controladora		Consolidado
	03.31.2019	31.03.18	03.31.2019	31.03.18
Operating Activities
Income before income tax and social contribution	1,778,886	2,828,707	2,186,618	3,149,599
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	3,394	1,388	427,957	417,067
Net monetary variations	-173,236	-27,758	-94,913	101,220
Net foreign exchange rate variations	-27,787	16,001	-62,681	41,083
Financial charges	-168,164	-1,494,969	460,706	-920,138
Financial asset revenue	0	0	-196,017	-244,115
Construction Revenue	0	0	-115,758	-153,986
Equivalence equity results	-1,989,002	-1,905,694	-160,094	-405,420
Result on disposal of equity interests	0	0	-183,222	0
RBSE Revenue	0	0	-912,770	-1,194,424
Provision (reversal) for short-term liabilities	15,731	-39,284	0	0
Provision (reversal) for doubtful accounts	177,761	5,448	190,360	59,747
Provision (reversal) for contingencies	103,839	204,462	293,148	298,793
Provision (reversal) for impairment of assets	0	0	0	203,519
Provision (reversal) for onerous contract	0	0	-94,188	-238,871
Provision (reversal) for losses on investments	187	0	-34,850	7,296
TRFH – (Pará rate)	0	0	0	150,166
Provision (reversal) Aneel - CCC	65,091	0	65,091	0
RGR Charges	70,490	84,829	70,490	84,829
Minority interest in income	0	0	76,298	-57,194
Charges on shareholders' funds	58,603	57,884	64,387	60,648
Financial instruments - derivatives	0	0	18,230	15,585
Others	-84,905	66,197	7,761	281,946
	-1,947,998	-3,031,496	-180,065	-1,492,249
(Increases) / decreases in operating assets
Customers	20,441	-220	82,362	697,243
Marketable securities	-55,777	906,897	-820,131	699,347
Reimbursement rights	-21,524	0	-799,309	-167,180
Warehouse	-23	-12	-17,496	96,713
Nuclear fuel stock	0	0	9,410	65,117
Financial assets - Itaipu and public service concessions	-82,768	3,059	-82,768	3,059
Assets held for sale	-27,405	0	24,181	-3,766,699
Hydrological risk	0	0	107,654	28,453
Credits with subsidiaries - CCD	0	0	0	0
Others	-397,674	-151,292	-380,760	30,101
	-564,731	758,432	-1,876,858	-2,313,846
Increase / (decrease) in operating liabilities
Suppliers	-23,847	-38,200	-500,795	-422,335
Advances from customers	0	0	-16,828	-26,709
Lease	68,969	0	300,947	78,173
Estimated liabilities	-25,985	12,386	-319,943	-6,569
indemnification obligations	0	0	-1	60,685
Sectorial charges	0	0	-11,619	-4,678
Liabilities associated with assets held for sale	186,722	0	186,722	1,724,073
Accounts payable with subsidiaries	0	0	0	0
Other	25,298	42,838	268,596	-184,586
	231,156	17,023	-92,921	1,218,054

Payment of financial charges	-191,981	-478,867	-694,472	-828,801
Payment of RGR charges	-45,689	-51,965	-45,689	-51,965
Financial charges received	0	0	1,505,901	2,051,340

income tax payment and social contribution	420,801	350,490	353,541	152,779
Payment of refinancing of taxes and contributions - principal	-55,514	-69,715	-658,572	-579,379
investment compensation received in corporate participations	0	0	-7,828	-28,317
Pension payment	7,044	16,191	20,371	30,711
Payment of legal provisions	-7,359	-4,679	-44,400	-67,157
Judicial deposits	-390,374	-357,193	-392,946	-365,110
	-49,473	-18,128	-54,664	6,202
Net cash provided by (used in) operating activities of continuing operations	-815,232	-41,199	18,017	881,860
Net cash provided by (used in) operating activities of discontinued operations	0	0	-379,997	-357,470
Net cash provided by (used in) operating activities	-815,232	-41,199	-361,980	524,390

Financing activities
Loans and financing	0	0	630,181	108,185
Payment of loans and financing - Main	-568,789	-913,210	-1,400,747	-1,526,491
Payment of shareholders remuneration	-132	0	-132	0
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	0	0	0	0
Other	0	0	-10,103	-2,638
Net cash provided by (used in) financing activities from continuing operations	-568,921	-913,210	-780,801	-1,420,944
Net cash provided by (used in) financing activities of discontinued operations	0	0	414,724	338,892
Net cash provided by (used in) financing activities	-568,921	-913,210	-366,077	-1,082,052

Investing activities
Lending and financing	-230,807	-140,604	0	0
loans and financing receivables	1,766,714	656,451	1,524,906	508,223
Acquisition of fixed assets	-69	-3,398	-203,142	-188,280
Acquisition of intangible assets	-53	0	-6,401	-3,283
Acquisition of concession assets
Acquisition / capital investment in equity	-6,860	-76,200	-133,734	-360,521
Advance concession for future capital increase	-107,230	0	-5,373	-3,262
Investment sale in shareholdings	0	363,813	0	363,813
Net cash flow in the acquisition of investees	0	0	0	0
Other	0	0	-65,394	72,638
Net cash provided by (used in) investing activities from continuing operations	1,421,695	800,062	1,110,862	389,328
Net cash provided by (used in) investment activities of discontinued operations	0	0	6,337	-25,269
Net cash provided by (used in) investing activities	1,421,695	800,062	1,117,199	364,059

Increase (decrease) in cash and cash equivalents	37,542	-154,347	389,142	-193,603

Cash and cash equivalents at the beginning of the financial year	47,400	161,326	583,352	597,837
Cash and cash equivalents at the end of the financial year	84,942	6,979	931,430	448,081
Increase (decrease) in cash and cash equivalents	0	0	41,064	-43,847
	37,542	-154,347	389,142	-193,603

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.